

SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8-50962

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
FEB 28 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Croft Investment Corp 45060

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

727 Southland Ave (No. and Street)

Portage (City) MI (State) 49024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald R. Croft II (616) 329-2003 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JFV (Name — if individual, state last, first, middle name)

555 W. Crosstown Pky Suite 101 (Address) Kalamazoo (City) MI (State) 49024 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3-18-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald R. Croft II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Croft Investment Corp, as of Feb 27th, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

[signature]

Signature

President/CEO

Title

[signature] 2-27-08

Notary Public

COLLEEN [illegible]
NOTARY PUBLIC KALAMAZOO CO., MI
MY COMMISSION EXPIRES Aug 28, 2009

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements

Croft Investment Corp.

Years ended December 31, 2001 and 2000

Croft Investment Corp.

Years ended December 31, 2001 and 2000

Contents



JANSEN FURGASON & VALK PC

Certified Public Accountants

Report of Independent Auditors

Board of Directors
Croft Investment Corp.

We have audited the accompanying statements of financial condition of Croft Investment Corp. (an S Corporation) (the Company) as of December 31, 2001 and 2000 and the related statements of operations, capital deficit, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Croft Investment Corp. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jansen Furgason & Valk PC

February 15, 2002

555 West Crosstown Parkway • Suite 101 • Kalamazoo, Michigan 49008-1967
Phone (616) 381-7600 • Fax (616) 381-7620 • jfvcpa.com

Croft Investment Corp.

Statements of Financial Condition

	December 31	
	2001	**2000**
Assets		
Cash	**$ 600**	$ 537
Receivables from broker-dealers	**5,685**	7,551
Prepaid expenses	**121**	121
Property and equipment:		
Office equipment	**7,440**	7,440
Construction in process	**3,993**	—
Total property and equipment	**11,433**	7,440
Less accumulated depreciation	**(5,779)**	(4,373)
Net property and equipment	**5,654**	3,067
Total assets	**$ 12,060**	$ 11,276

	December 31	
	2001	**2000**
Liabilities and capital deficit		
Liabilities:		
Commissions payable	**$ —**	$ 261
Other accrued liabilities	**240**	945
Subordinated borrowings	**14,500**	14,500
Capital deficit:		
Common stock, no stated par value:		
Authorized—100 shares		
Outstanding—100 shares	**2,000**	2,000
Additional paid-in capital	**4,494**	1,844
Retained earnings deficit	**(9,174)**	(8,274)
Capital deficit	**(2,680)**	(4,430)
Total liabilities and capital deficit	**$ 12,060**	$ 11,276

See accompanying notes to financial statements.

Croft Investment Corp.

Statements of Operations

	Year ended December 31	
	2001	**2000**
Revenue:		
Commissions	**$ 38,573**	$ 51,277
Interest	**15**	86
Investment advisory fees	**—**	1,019
	38,588	52,382
Expenses:		
Officer compensation	**7,450**	17,146
Commissions	**195**	3,484
Payroll taxes	**822**	1,568
Outside services	**2,362**	2,193
Repairs and maintenance	**880**	1,948
Supplies and postage	**2,321**	3,849
Utilities	**1,573**	2,051
Professional fees	**3,700**	4,125
Travel	**6,292**	7,579
Advertising	**585**	1,215
Client relations and entertainment	**1,382**	3,275
Education	**80**	697
Depreciation	**1,406**	2,022
Contributions	**225**	100
Registrations and fees	**1,070**	809
Interest expense	**3,001**	2,900
Miscellaneous expenses	**1,144**	827
	34,488	55,788
Net income (loss)	**$ 4,100**	(3,406)

See accompanying notes to financial statements.

Croft Investment Corp.

Statements of Capital Deficit

	Common Stock	Additional Paid-in Capital	Retained Earnings Deficit	Total
Balances at January 1, 2000	$ 2,000	$ —	$ (4,868)	$ (2,868)
Contribution by stockholder	—	1,844	—	1,844
2000 net loss	—	—	(3,406)	(3,406)
Balances at December 31, 2000	2,000	1,844	(8,274)	(4,430)
Contribution by stockholder	—	**2,650**	—	**2,650**
Distributions to stockholder	—	—	**(5,000)**	**(5,000)**
2001 net income	—	—	**4,100**	**4,100**
Balances at December 31, 2001	**$ 2,000**	**$ 4,494**	**$ (9,174)**	**$ (2,680)**

See accompanying notes to financial statements.

Croft Investment Corp.

Statements of Changes in Subordinated Borrowings

Subordinated borrowings at January 1, 2000	$ 14,500
No increases or decreases in 2000	—
Subordinated borrowings at December 31, 2000	14,500
No increases or decreases in 2001	—
Subordinated borrowings at December 31, 2001	**$ 14,500**

See accompanying notes to financial statements.

Croft Investment Corp.

Statements of Cash Flows

	Year ended December 31	
	2001	**2000**
Operating activities		
Net income (loss)	**$ 4,100**	$ (3,406)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	**1,406**	2,022
Changes in operating assets and liabilities:		
Receivables from broker-dealers	**1,866**	(1,140)
Prepaid expenses	**—**	100
Accounts payable and accrued liabilities	**(966)**	(274)
Total adjustments	**2,306**	708
Net cash provided by (used in) operating activities	**6,406**	(2,698)
Investing activities		
Purchases of property and equipment	**(3,993)**	(221)
Financing activities		
Contribution to paid in-capital	**2,650**	1,844
Distributions to stockholder	**(5,000)**	—
Net cash provided by (used in) financing activities	**(2,350)**	1,844
Net increase (decrease) in cash	**63**	(1,075)
Cash at beginning of year	**537**	1,612
Cash at end of year	**$ 600**	$ 537

See accompanying notes to financial statements.

Croft Investment Corp.

Notes to Financial Statements

December 31, 2001

Note A—Organization and Summary of Significant Accounting Policies

Business

Croft Investment Corp. (the Company) conducts its business primarily in Portage, Michigan as a broker-dealer in securities and is a registered member of the National Association of Security Dealers (NASD) as of November 2, 1998. The Company is also an agent for insurance companies.

Receivables from Broker-Dealers

Accounts receivable represent commissions due for security transactions completed during the year and also commissions for variable insurance policy periods which began during the year. No allowance has been provided on these receivables because management believes all amounts are collectible.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

Revenue

Commission revenue is recorded on a trade-date basis as security transactions occur.

Advertising

The Company conducts nondirect response advertising. These costs are expensed as incurred. Advertising costs for the year ended December 31, 2001 and 2000 were $585 and $1,215, respectively.

Note A—Organization and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note B—Subordinated Borrowings

The Company has two subordinated notes payable to the Company's sole stockholder. The notes are payable in monthly installments of interest only at 20%. The entire principal balance of the notes matures in November 2004. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note C—Income Taxes and S Corporation Election

The Company has elected, and its stockholder has consented to the Company's election, to be treated as an S Corporation. Accordingly, the Company's income is included in the individual taxable income of its stockholder. As a result, the Company has not recorded a provision for federal income taxes.

The Company has authorized 100 shares of no par value preferred stock. Issuance of this preferred stock would terminate the S Corporation election on the date of issuance.

Note D—Reserve Requirements

The Company is not obligated to report under Securities and Exchange Commission Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement, nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note E—Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the Exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2000 the Company had net capital of $6,044 which was in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .04 to 1.

Note F—Supplementary Information for Statement of Cash Flows

For purposes of the statement of cash flows, cash and cash equivalents include highly liquid investments purchased with a maturity of three months or less, that are not held for sale in the ordinary course of business. There were no cash equivalents at December 31, 2001 or 2000.

Cash paid for interest during 2001 and 2000 totaled $3,001 and $2,900, respectively, including $2,900 (in each year) paid as interest on the subordinated borrowings.

Supplementary Information

Croft Investment Corp.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2001

Capital deficit		$ (2,680)
Add:		
Subordinated borrowings allowable in computation of net capital		14,500
Total capital deficit and allowable subordinated borrowings		11,820
Deductions and/or charges:		
Nonallowable assets:		
Office equipment, net	5,654	
Other assets	122	5,776
Net capital before haircuts on securities positions (tentative net capital)		6,044
Haircuts on securities		—
Net capital		$ 6,044

Minimum net capital required	$ 16
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital at 1500%	$ 1,044
Excess net capital at 1000%	$ 6,020
Ratio: Aggregate indebtedness to net capital	.04 to 1

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 240
Items not included in statement of financial condition	—
Total aggregate indebtedness	$ 240

No material differences exist between the computation above and the Company's filing of Part IIA of the FOCUS report.



JANSEN FURGASON & VALK PC

Certified Public Accountants

Report of Independent Auditors on Internal Control

Board of Directors
Croft Investment Corp.

In planning and performing our audit of the financial statements and supplementary schedules of Croft Investment Corp. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

555 West Crosstown Parkway • Suite 101 • Kalamazoo, Michigan 49008-1967
Phone (616) 381-7600 • Fax (616) 381-7620 • jfvcpa.com

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or because the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Security Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Jensen Furgason & Valk PC

February 15, 2002